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                                                                    EXHIBIT 99.4

                        EXECUTIVE EMPLOYMENT AGREEMENT


     This EXECUTIVE EMPLOYMENT AGREEMENT ("Agreement") is made as of the 11th day of December, 1998, between Wyndham International, Inc., a Delaware corporation (the "Company"), and Carla Moreland ("Executive").

     WHEREAS, Executive has previously had a valued association with Wyndham Hotel Corporation, a Delaware corporation ("Previous Employer");

     WHEREAS, the outstanding common stock of the Company is paired and transferable only as a single unit with the outstanding common stock ("Paired Shares") of Patriot American Hospitality, Inc. ("Affiliated Company");

     WHEREAS, as an additional inducement to Executive to enter into this Agreement, the Company has granted a one-time stock-based award (as set forth on Schedule I attached hereto and made a part hereof by this reference) to Executive, and the Company shall, on the Commencement Date (as hereinafter defined), enter into a separate Indemnification Agreement with Executive of even date in the form attached hereto as Exhibit A (the "Indemnification Agreement"); and

     WHEREAS, Executive is desirous of committing to serve the Company on the terms herein provided.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Employment. The term of this Agreement shall extend from January 5, 1998 (the "Commencement Date") until the third anniversary of the Commencement Date. On or before the date that is six (6) months prior to the scheduled expiration of this Agreement, the term of this Agreement shall (i) be formally extended from the originally scheduled expiration date for an additional one (1) year by the mutual agreement of the Company and Executive; or (ii) shall continue in effect without extension for the balance of the term and expire in accordance with its terms. The term of this Agreement shall be subject to termination as provided in Paragraph 6 and may be referred to herein as the "Period of Employment."

2. Position and Duties. During the Period of Employment, Executive shall serve in the position described on Schedule I, shall report to the person designated on Schedule I, shall have supervision and control over and responsibility for the day-to-day business and affairs of those functions and operations of the Company described on Schedule I and shall have such other powers and duties as may from time to time be prescribed by the Chairman of the Board of the Company (the "Chairman"), provided that such duties are consistent with Executive's position or other positions that she may hold from time to time. Executive shall devote her full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, Executive may serve on other boards of directors or engage in religious, charitable
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or other community activities as long as such services and activities are disclosed to the Chairman and do not materially interfere with Executive's performance of her duties to the Company as provided in this Agreement.

3.   Compensation and Related Matters.

     (a) Base Salary and Incentive Compensation. Executive's initial annual base salary ("Base Salary") and incentive compensation range shall be set forth on Schedule I. Executive's Base Salary shall be redetermined at least thirty
(30) days before each annual compensation determination date established by the Company during the Period of Employment in an amount to be fixed by the Chairman. The Base Salary, as redetermined, may be referred to herein as "Adjusted Base Salary." The Base Salary or Adjusted Base Salary shall be payable in substantially equal bi-weekly installments and shall in no way limit or reduce the obligations of the Company hereunder. Executive's cash incentive compensation shall be in an amount determined by the Chairman based on individual performance, performance by the Company and total return to shareholders. Executive will also participate in such incentive compensation plans as the Board of Directors of the Company (the "Board") or its Compensation Committee shall determine from time to time for employees of the same status within the hierarchy of the Company.

     (b) Expenses. Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by her (in accordance with the policies and procedures then in effect and established by the Company for its executive employees) in performing services hereunder during the Period of Employment, provided that Executive properly accounts therefor in accordance with Company policy.

     (c) Other Benefits. During the Period of Employment, Executive shall be entitled to continue to participate in or receive benefits under all of the Company's Employee Benefit Plans in effect on the date hereof, or under plans or arrangements that provide Executive with at least substantially equivalent benefits to those provided under such Employee Benefit Plans. As used herein, "Employee Benefit Plans" include, without limitation, each pension and retirement plan; supplemental pension, retirement and deferred compensation plan; savings and profit-sharing plan; stock ownership plan; stock purchase plan; stock option plan; life insurance plan; medical insurance plan; disability plan; and health and accident plan or arrangement established and maintained by the Company on the date hereof for employees of the same status within the hierarchy of the Company. To the extent that the scope or nature of benefits described in this section are determined under the policies of the Company based in whole or in part on the seniority or tenure of an employee's service, Executive shall be deemed to have a tenure with the Company equal to the actual time of Executive's service with Company plus the actual service by Executive to the Previous Employer. During the Period of Employment, Executive shall be entitled to participate in or receive benefits under any employee benefit plan or arrangement which may, in the future, be made available by the Company to its executives and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plan or arrangement. Any

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payments or benefits payable to Executive under a plan or arrangement referred to in this Subparagraph 3(c) in respect of any calendar year during which Executive is employed by the Company for less than the whole of such year shall, unless otherwise provided in the applicable plan or arrangement, be prorated in accordance with the number of days in such calendar year during which she is so employed. Should any such payments or benefits accrue on a fiscal (rather than calendar) year, then the proration in the preceding sentence shall be on the basis of a fiscal year rather than calendar year.

     (d) Vacations. Executive shall be entitled to the number of paid vacation days in each calendar year determined by the Company from time to time for executives at the same level as Executive. Executive shall also be entitled to all paid holidays given by the Company to its executives. To the extent that the scope or nature of benefits described in this section are determined under the policies of the Company based in whole or in part on the seniority or tenure of an employee's service, Executive shall be deemed to have a tenure with the Company equal to the actual time of Executive's service with Company plus the actual service by Executive to the Previous Employer.

4.   Unauthorized Disclosure.

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     (a) Confidential Information.  Executive acknowledges that in the course of her employment with the Company, she has been allowed to become, and will continue to be allowed to become, acquainted with the Company's and Affiliated Company's business affairs, strategies, methods of operation, information, trade secrets, and other matters which are of a proprietary or confidential nature, including but not limited to the Company's and Affiliated Company's and their respective predecessors' operations, business opportunities, price and cost information, finance, customer information, business plans, various sales techniques, manuals, letters, notebooks, procedures, reports, products, processes, services, and other confidential information and knowledge (collectively the "Confidential Information") concerning the Company's, Affiliated Company's and their respective predecessors' business. The Company agrees to provide on an ongoing basis such Confidential Information as the Company deems necessary or desirable to aid Executive in the performance of her duties. Executive understands and acknowledges that such Confidential
Information is confidential, and she agrees not to disclose such Confidential Information to anyone outside the Company or the Affiliated Company except to the extent that (i) Executive deems such disclosure or use reasonably necessary or appropriate in connection with performing her duties on behalf of the Company, (ii) Executive is required by order of a court of competent jurisdiction (by subpoena or similar process) to disclose or discuss any Confidential Information, provided that in such case, Executive shall promptly inform the Company of such event, shall cooperate with the Company in attempting to obtain a protective order or to otherwise restrict such disclosure, and shall only disclose Confidential Information to the minimum extent necessary to comply with any such court order; (iii) such Confidential Information becomes generally known to and available for use by the hotel and hospitality industry (the "Hotel Industry"), other than as a result of any action or inaction by Executive; or
(iv) such information has been rightfully received by a member of the Hotel Industry or has been published in a form generally available to the Hotel Industry prior to the date Executive proposes to disclose or use such information. At such time as Executive shall cease to be employed by the Company, she will immediately turn over to the Company all Confidential Information, including papers, documents, writings, electronically stored information, other property, and all copies of them provided to or created by her during the course of her employment with the Company.

     (b) Heirs, successors, and legal representatives. The foregoing provisions of this Paragraph 4 shall be binding upon Executive's heirs, successors, and legal representatives. The provisions of this Paragraph 4 shall survive the termination of this Agreement for any reason.

5.   Confidentiality and Related Obligations.

     (a) Executive is a licensed attorney and recognizes she is bound by the ethical principles governing the legal profession including duties to preserve confidential client information as defined and presently codified in Rule 1.05 of the Texas Disciplinary Rules of Professional Conduct and further to honor and preserve the attorney client privilege. Executive recognizes and agrees that these obligations are permanent and survive the period of Executive's employment by the Company and survive the period of time she remains a licensed attorney.

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     (b) Executive recognizes that if she were to attempt to perform as an employee of or an attorney for a competitor of the Company, there would be a genuine and inevitable threat that Executive would use or disclose privileged or confidential client information, and Executive agrees that during Executive's employment with the Company and for a period of six (6) months thereafter, Executive will not perform as an employee of or an attorney for a competitor of the Company. Executive agrees that the Company's remedy against Executive for money damages for a breach of her duties of confidentiality to the Company would be inadequate, and Executive agrees that an injunction against her for any such threatened breach is an appropriate remedy. Notwithstanding anything to the contrary contained herein, Executive's acceptance of a position with the Trammell Crow Family or its subsidiaries or affiliates ("Crow Family Interests") after her termination of employment shall not be deemed to be a violation of the foregoing non-compete provisions subject to the condition that Crow Family Interests does not, during the period of Executive's employment and the period of non-competition described in the first sentence of this section, directly or indirectly form a hospitality operating company (as opposed to making individual investments in hospitality properties).

     (c) Executive also agrees that during the term of Executive's employment with the Company and for a period of two (2) years thereafter, Executive will not, directly or indirectly, either for herself or for any other business, operation, corporation, partnership, association, agency, or other person or entity, call upon, compete for, solicit, divert, or take away, or attempt to divert or take away any of the customers (including, without limitation, any hotel owner, lessor or lessee, asset manager, trustee, consumer with whom the Company or Affiliated Company, from time to time (i) has an existing agreement or business relationship; or (ii) has included as a prospect in its applicable pipeline) or vendors of the Company or Affiliated Company in any of the areas or territories in which the Company or Affiliated Company conducts operations if such action has the intent or effect of interfering with the Company's or Affiliated Company's relationship with the vendor or customer.

     (d) Further, Executive agrees that during the term of Executive's employment with the Company and for a period of two (2) years thereafter, Executive will not directly or indirectly solicit or induce any present or future employee of the Company or Affiliated Company to accept employment with Executive or with any business, operation, corporation, partnership, association, agency, or other person or entity with which Executive may be associated, and Executive will not employ or cause any business, operation, corporation, partnership, association, agency, or other person or entity with which Executive may be associated to employ any present or future employee of the Company or Affiliated Company without providing the Company or Affiliated Company with ten (10) days' prior written notice of such proposed employment.

6. Termination. Executive's employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

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     (a) Death.  Executive's employment hereunder shall terminate upon her death.

     (b) Disability. If, as a result of Executive's incapacity due to physical or mental illness, Executive shall have been absent from her duties hereunder on a full-time basis for one hundred eighty (180) calendar days in the aggregate in any twelve (12) month period, the Company may terminate Executive's employment hereunder.

     (c) Termination by Company For Cause. At any time during the Period of Employment, the Company may terminate Executive's employment hereunder for Cause. For purposes of this Agreement "Cause" shall mean: (A) conduct by Executive constituting a material act of willful misconduct in connection with the performance of her duties, including, without limitation, misappropriation of funds or property of the Company or any of its affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (B) criminal or civil conviction or conduct by Executive that would reasonably be expected to result in material injury to the reputation of the Company if she were retained in her position with the Company, including, without limitation, conviction of a felony involving moral turpitude; (C) continued, willful and deliberate non-performance by Executive of her duties hereunder (other than by reason of Executive's physical or mental illness, incapacity or disability) and such non-performance has continued for more than thirty (30) days following written notice of such non-performance from the Chairman; or (D) a breach by Executive of any of the provisions contained in Paragraphs 4 and 5 of this Agreement.

     (d) Termination by Company for Performance Reasons. At any time during the Period of Employment, the Company may terminate Executive's employment if Executive has materially failed to perform her duties hereunder or has violated, in material respects, the policies and procedures of the Company and such failure or violation has continued for more than ninety (90) days following written notice of such violation from the Chairman.

     (e) Termination Without Cause. At any time during the Period of Employment, the Company may terminate Executive's employment hereunder without Cause if such termination is approved by the Chairman. Any termination by the Company of Executive's employment under this Agreement which does not constitute a termination for Cause under Subparagraph 6(c), or termination for performance under Subparagraph 6(d), or result from the death or disability of the Executive under Subparagraph 6(a) or (b) or result from the expiration of the Period of Employment without extension, shall be deemed a termination without Cause.

     (f) Termination by Executive. At any time during the Period of Employment, Executive may terminate her employment hereunder for any reason, including but not limited to Good Reason. For purposes of this Agreement, "Good Reason" shall mean that Executive has complied with the "Good Reason Process" (hereinafter defined) following the occurrence of any of the following events: (A) a substantial diminution or other substantive adverse change, not consented to by Executive, in the nature or scope of Executive's responsibilities, authorities, powers, functions or duties from the responsibilities, authorities, powers, functions

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or duties described in Paragraph 2; (B) except in connection with a termination of Executive's employment, any removal, during the Period of Employment, of Executive from or, any failure by management to nominate, or, if nominated, any failure by the Board to re-elect, Executive to Senior Vice President (or comparable) officer level of the Company; (C) an involuntary reduction in Executive's Base Salary or Adjusted Base Salary or involuntary reduction in cash incentive compensation plan (but not reduction in incentive compensation appropriate for level of performance) except for across-the-board salary reductions similarly affecting all or substantially all management employees;
(D) a breach by the Company of any of its other material obligations under this Agreement and the failure of the Company to cure such breach within thirty (30) days after written notice thereof by Executive; (E) the relocation of the Company's offices at which Executive is principally employed or the involuntary relocation of the offices of Executive's primary workgroup to a location more than thirty (30) miles from such offices, or the requirement by the Company for Executive to be based anywhere other than the Company's offices at such location on an extended basis, except for required travel on the Company's business to an extent substantially consistent with Executive's business travel obligations; or
(F) the refusal of the Company to follow legal advice rendered on an issue of material risk for the Company and/or its officers and directors. "Good Reason Process" shall mean that (i) the Executive reasonably determines in good faith that a "Good Reason" event has occurred; (ii) Executive notifies the Company in writing of the occurrence of the Good Reason event; (iii) Executive cooperates in good faith with the Company's efforts, for a period not less than ninety (90) days following such notice, to modify Executive's employment situation in a manner acceptable to Executive and Company; and (iv) notwithstanding such efforts, one or more of the Good Reason events continues to exist and has not been modified in a manner acceptable to Executive.

     (g) Notice of Termination. Except for termination as specified in Subparagraph 6(a), any termination of Executive's employment by the Company or any such termination by Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

     (h) Date of Termination. "Date of Termination" shall mean: (A) if Executive's employment is terminated by her death, the date of her death; (B) if Executive's employment is terminated on account of disability under Subparagraph 6(b) or by the Company for Cause under Subparagraph 6(c), the date on which Notice of Termination is given; (C) if Executive's employment is terminated by the Company under Subparagraph 6(d), fourteen (14) days after the date on which a Notice of Termination is given; (D) if Executive's employment is terminated by the Company under Subparagraph 6(e), sixty (60) days after the date on which a Notice of Termination is given; and (E) if Executive's employment is terminated by Executive under Subparagraph 6(f), thirty (30) days after the date on which a Notice of Termination is given.

7.   Compensation Upon Termination or During Disability.

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     (a) If Executive's employment terminates by reason of her death, the
Company shall, within ninety (90) days of death, pay in a lump sum amount to such person as Executive shall designate in a notice filed with the Company or, if no such person is designated, to Executive's estate, Executive's accrued and unpaid Base Salary or, if applicable, her Adjusted Base Salary, to the date of her death, plus her accrued and unpaid incentive compensation under Subparagraph 3(a). All unvested stock options and stock-based grants shall immediately vest in Executive's estate or other legal representatives and become exercisable, and Executive's estate or other legal representatives shall have one (1) year from the Date of Termination, or remaining option term, if earlier, to exercise the stock options. For a period of one (1) year following the Date of Termination, the Company shall pay such health insurance premiums as may be necessary to allow Executive's spouse and dependents to receive health insurance coverage substantially similar to coverage they received prior to the Date of Termination. In addition to the foregoing, any payments to which Executive's spouse, beneficiaries, or estate may be entitled under any employee benefit plan shall also be paid in accordance with the terms of such plan or arrangement. Such payments, in the aggregate, shall fully discharge the Company's obligations hereunder.

     (b) During any period that Executive fails to perform her duties hereunder as a result of incapacity due to physical or mental illness, Executive shall continue to receive her accrued and unpaid Base Salary or, if applicable, her Adjusted Base Salary and accrued and unpaid incentive compensation payments under Subparagraph 3(a), until Executive's employment is terminated due to disability in accordance with Subparagraph 6(b) or until Executive terminates her employment in accordance with Subparagraph 6(f), whichever first occurs. All unvested stock options and stock-based grants shall immediately vest and become exercisable and Executive shall have one (1) year from the Date of Termination, or remaining option term, if earlier, to exercise the stock options. For a period of one (1) year following the Date of Termination, the Company shall pay such health insurance premiums as may be necessary to allow Executive, Executive's spouse and dependents to receive health insurance coverage substantially similar to coverage they received prior to the Date of Termination. Upon termination due to death prior to the termination first to occur as specified in the preceding sentence, Subparagraph 7(a) shall apply.

     (c) If Executive's employment is terminated by Executive other than for Good Reason as provided in Subparagraph 6(f), then the Company shall, through the Date of Termination, pay Executive her accrued and unpaid Base Salary or, if applicable, her Adjusted Base Salary at the rate in effect at the time Notice of Termination is given. Thereafter, the Company shall have no further obligations to Executive except as otherwise expressly provided under this Agreement, provided any such termination shall not adversely affect or alter Executive's rights under any employee benefit plan of the Company in which Executive, at the Date of Termination, has a vested interest, unless otherwise provided in such employee benefit plan or any agreement or other instrument attendant thereto.

     (d) If Executive terminates her employment for Good Reason as provided in Subparagraph 6(f) or if Executive's employment is terminated by the Company without Cause

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as provided in Subparagraph 6(e), then the Company shall, through the Date of
Termination, pay Executive her accrued and unpaid Base Salary or, if applicable, her Adjusted Base Salary at the rate in effect at the time Notice of Termination is given and her accrued and unpaid incentive compensation under Subparagraph 3(a), pro-rated for any partial year employment. In addition, subject to signing by Executive of a general release of claims in a form and manner satisfactory to the Company,

          (i) the Company shall provide payments to Executive in an amount equal to the sum of (A) 50 percent of the sum of Executive's Base Salary or, if applicable, her Adjusted Base Salary and her Average Incentive Compensation and (B) the amount provided by the Company's then current severance policy (the "Severance Amount"). The Severance Amount shall be paid out in substantially equal quarterly installments, in advance, over a period equal to the sum of six months plus the salary continuation period provided by the Company's then current severance policy; provided, however, that in the event Executive commences any employment during such period, the Company shall be entitled to set-off against the remaining Severance Amount the amount of any cash compensation received by Executive from the new employer. The amount payable in each quarter will not be subject to any set-off so long as Executive certifies in writing prior to each quarterly payment that she has not accepted employment with a new employer (including, without limitation, contract and consulting agreements). For purposes of this Agreement, "Average Incentive Compensation" shall mean the average of the annual incentive compensation under Subparagraph 3(a) received by Executive for the three (3) immediately preceding fiscal years or such fewer number of complete fiscal years as Executive may have been employed by the Company and the Previous Employer. Notwithstanding the foregoing, if the Executive breaches any of the provisions contained in Paragraphs 4 and 5 of this Agreement, all payments of the Severance Amount shall immediately cease. Notwithstanding the foregoing, in the event Executive terminates her employment for Good Reason as provided in Subparagraph 6(f), she shall be entitled to the Severance Amount only if she provides the Notice of Termination provided for in Subparagraph 6(g) within thirty (30) days after the occurrence of the event or events which constitute such Good Reason as specified in clauses (A), (B), (C), (D), (E) and (F) of Subparagraph 6(f);

          (ii) in addition to any other benefits to which Executive may be entitled in accordance with the Company's then existing severance policies, the Company shall, for a period of six (6) months commencing on the Date of Termination or through the date Executive secures new employment, if earlier, pay for the cost of executive outplacement services selected by Executive for use in connection with obtaining alternate employment; and

          (iii) Executive shall receive all the rights and benefits granted or in effect with respect to Executive under the Company's employee stock option or incentive plans and agreements with Executive pursuant thereto. In addition to the foregoing, all

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     stock options and other stock-based awards in which Executive otherwise would have vested if she would have remained employed for a period of twelve (12) months commencing on the Date of Termination shall immediately accelerate and become exercisable or nonforfeitable as of the Date of Termination.

     (e) If Executive's employment is terminated by the Company for Cause as provided in Subparagraph 6(c) or for performance as provided in Subparagraph 6(d), then the Company shall, through the Date of Termination, pay Executive her accrued and unpaid Base Salary or, if applicable, her Adjusted Base Salary at the rate in effect at the time Notice of Termination is given and in the case of termination for performance as provided by Subparagraph 6(d), her accrued and unpaid incentive compensation under Subparagraph 3(a) and any severance pay provided under the Company's then current severance policy. Thereafter, the Company shall have no further obligations to Executive except as otherwise expressly provided under this Agreement, provided any such termination shall not adversely affect or alter Executive's rights under any employee benefit plan of the Company in which Executive, at the Date of Termination, has a vested interest, unless otherwise provided in such employee benefit plan or any agreement or other instrument attendant thereto. Notwithstanding the foregoing and in addition to whatever other rights or remedies the Company may have at law or in equity, all stock options held by Executive shall immediately expire on the Date of Termination if Executive's employment is terminated by the Company for Cause as provided by Subparagraph 6(c).

     (f) If Executive's employment is terminated by the Company solely by reason of the expiration of the Period of Employment without extension, then the Company shall, through the date of termination, pay Executive her accrued and unpaid Base Salary or, if applicable, her Adjusted Base Salary at the rate in effect at such time, her accrued and unpaid incentive compensation under Subparagraph 3(b) and the amount provided under the Company's then current severance policy. Executive shall receive all the rights and benefits granted or in effect with respect to Executive under the Company's employee stock option or incentive plans and agreements with Executive pursuant thereto. In addition to the foregoing, all options and other stock-based awards in which Executive would otherwise have vested if she would have remained employed for the period of severance shall immediately accelerate and become exercisable or nonforfeitable as of the date of termination. Thereafter, the Company shall have no further obligations to Executive except as otherwise expressly provided under this Agreement, provided any such termination shall not adversely affect or alter Executive's rights under any employee benefit plan of the Company in which Executive, at the date of termination, has a vested interest, unless otherwise provided in such employee benefit plan or any agreement or other instrument attendant thereto.

     (g) Nothing contained in the foregoing Subparagraphs 7(a) through 7(f) shall be construed so as to affect Executive's rights or the Company's obligations relating to agreements or benefits which are unrelated to termination of employment.

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8.   Parachute Payment.  The provisions of this Paragraph 8 set forth certain terms of an agreement reached between Executive and the Company regarding Executive's rights and obligations upon the occurrence of a Change in Control of the Company. These provisions are intended to assure and encourage in advance Executive's continued attention and dedication to her assigned duties and her objectivity during the pendency and after the occurrence of any such event. These provisions shall apply in lieu of, and expressly supersede, the provisions of Subparagraph 7(d)(i) regarding severance pay upon a termination of employment, if such termination of employment occurs within twelve (12) months after the occurrence of the first event constituting a Change of Control; provided that such first event occurs during the Period of Employment. These provisions shall terminate and be of no further force or effect beginning twelve
(12) months after the occurrence of a Change of Control.

     (a) Escrow. Within fifteen (15) days after the occurrence of the first event constituting a Change of Control, the Company shall place funds in an amount equal to the estimated Parachute Amount in escrow, pursuant to arrangements that are mutually acceptable to the Company and Executive providing for the payment of the Parachute Amount in the event Executive becomes entitled thereto pursuant to Subparagraph 8(b)(i) (the "Escrow Arrangement"). The Escrow Arrangement shall be maintained until the earlier of (A) twelve (12) months after the occurrence of the first event constituting a Change of Control or (B) the payment to Executive of the Parachute Amount pursuant to the provisions of Subparagraph 8(b)(i).

     (b)  Change in Control.

          (i) If within twelve (12) months after the occurrence of the first event constituting a Change in Control, Executive's employment terminates for any reason other than (A) death, (B) her inability, due to illness, accident, or other physical or mental incapacity, to perform her duties for more than one hundred eighty (180) days during any twelve-month period, (C) for Cause or (D) her Voluntary Resignation ("Termination"), then the Company shall pay Executive in a lump sum an amount equal to the applicable Parachute Amount on the tenth (10th) day following Executive's Termination; and

          (ii) Notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, upon the effective date of the Change in Control, all stock options and other stock-based awards granted to Executive by the Company shall immediately accelerate and become exercisable or non-forfeitable as of the date of Change in Control, and Executive shall be entitled to any other rights and benefits with respect to stock-related awards, to the extent and upon the terms provided in the employee stock option or incentive plan or any agreement or other instrument attendant thereto pursuant to which such options or awards were granted.

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

     (c)  Gross Up Payment.

          (i) Excess Parachute Payment. If Executive incurs the tax (the "Excise Tax") imposed by Section 4999 of the Internal Revenue Code of 1986 (the "Code") on "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code, the Company will pay to Executive an amount (the "Gross Up Payment") such that the net amount retained by Executive, after deduction of any Excise Tax on the excess parachute payment and any federal, state and local taxes (together with penalties and interest) and Excise Tax upon the payment provided for by this Subparagraph 8(c)(i), will be equal to the Parachute Amount.

          (ii) Applicable Rates. For purposes of determining the amount of the Gross Up Payment, Executive will be deemed to pay federal income taxes at the highest marginal rate of federal taxation in the calendar year in which the Gross Up Payment is to be made and state and local income taxes at the highest marginal rates of taxation in the state and locality of Executive's residence on the date of Executive's Termination, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes.

          (iii) Determination of Gross Up Payment Amount. The determination of whether the Excise Tax is payable and the amount thereof will be based upon the opinion of tax counsel selected by Executive and approved by the Company, which approval will not be unreasonably withheld. The costs of obtaining the opinion of tax counsel shall be borne by the Company. If such opinion is not finally accepted by the Internal Revenue Service (or state and local taxing authorities), then appropriate adjustments to the Excise Tax will be computed and additional Gross Up Payments will be made in the manner provided by this Subparagraph (c).

          (iv) Time For Payment. The Company will pay the estimated amount of the Gross Up Payment in cash to Executive concurrent with Employee's Termination. Executive and the Company agree to reasonably cooperate in the determination of the actual amount of the Gross Up Payment. Further, Executive and the Company agree to make such adjustments to the estimated amount of the Gross Up Payment as may be necessary to equal the actual amount of the Gross Up Payment, which in the case of Executive will refer to refunds of prior overpayments and in the case of the Company will refer to makeup of prior underpayments.

     (d) Definitions. For purposes of this Paragraph 8, the following terms shall have the following meanings:

          "Change in Control" shall mean an event which shall be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than a trustee or other fiduciary holding securities under an employee benefit plan of

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

     the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities; or (ii) individuals who at the Commencement Date constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses
     (i) or (iii) of this paragraph) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least eighty percent (80%) of the directors then still in office who either were directors at the Commencement Date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board; or (iii) the stockholders of the Company approve a merger or consolidation of the Company with or into any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least sixty percent (60%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

          "Company" shall mean not only Wyndham International, Inc., but also its successors by merger or otherwise.

          "Parachute Amount" shall mean an amount equal to the Severance Amount provided for in Subparagraph 7(d)(i). In the event an enhanced severance plan is adopted by the Company, Executive shall be entitled to receive the same level of severance benefits as the Executive Vice Presidents.

          "Voluntary Resignation" shall mean any termination of Executive's employment by her own act, unless such termination is for Good Reason.

9. Notice. For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

          if to the Executive:

               At her home address as shown
               in the Company's personnel records;

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

          if to the Company:

               Wyndham International, Inc.
               1950 Stemmons Freeway, Suite 6001
               Dallas, TX  75207

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

10. Miscellaneous. No provisions of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by Executive and such officer of the Company as may be specifically designated by the Board. No waiver by either party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, unless specifically referred to herein, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The validity, interpretation, construction, and performance of this Agreement shall be governed by the laws of the State of Texas (without regard to principles of conflicts of laws).

11. Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. The invalid portion of this Agreement, if any, shall be modified by any court having jurisdiction to the extent necessary to render such portion enforceable.

12. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

13. Arbitration; Other Disputes. In the event of any dispute or controversy arising under or in connection with this Agreement, the parties shall first promptly try in good faith to settle such dispute or controversy by mediation under the Commercial Mediation Rules of the American Arbitration Association before resorting to arbitration. In the event such dispute or controversy remains unresolved in whole or in part for a period of thirty (30) days after it arises, the parties will settle any remaining dispute or controversy exclusively by arbitration in Dallas, Texas, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction. Notwithstanding the above, the Company shall be entitled to seek a restraining order or injunction in any court of competent jurisdiction to prevent any continuation of any violation of Paragraph 4 or 5 hereof. Furthermore, should a dispute occur concerning Executive's mental or physical capacity as described in Subparagraph 6(b), 6(c) or 7(b), a doctor selected by

Executive and a doctor selected by the Company shall be entitled to examine Executive. If the opinion of the Company's doctor and Executive's doctor conflict, the Company's doctor and Executive's doctor shall together agree upon a third doctor, whose opinion shall be binding. Any amount to which Executive is entitled under this Agreement (including any disputed amount), which is not paid when due, shall bear interest at a rate equal to the lesser of eighteen percent (18%) per annum or the maximum lawful rate.

14. Third-Party Agreements and Rights. Executive represents to the Company that Executive's execution of this Agreement, Executive's employment with the Company and the performance of Executive's proposed duties for the Company will not violate any obligations Executive may have to any employer or other party, and Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

15. Litigation and Regulatory Cooperation. During and after Executive's employment, Executive shall reasonably cooperate with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while Executive was employed by the Company; provided, however, that such cooperation shall not materially and adversely affect Executive or expose Executive to an increased probability of civil or criminal litigation. Executive's cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after Executive's employment, Executive also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while Executive was employed by the Company. The Company shall also provide Executive with compensation on an hourly basis calculated at her final base compensation rate for requested litigation and regulatory cooperation that occurs after her termination of employment, and reimburse Executive for all costs and expenses incurred in connection with her performance under this Paragraph 15, including, but not limited to, reasonable attorneys' fees and costs.

     IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.


                                 WYNDHAM INTERNATIONAL, INC.


                                 By:  /s/ James D. Carreker
                                      ------------------------------------
                                 Its: Chairman and Chief Executive Officer


                                      /s/ Carla Moreland
                                      ------------------------------------
                                      Carla Moreland

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